SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Universal Display Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    91347P105
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                |_| Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91347P105                     13G                          Page 2 of 8
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Cavallo Capital Corp.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       0
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          1,992,807
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             0
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       1,992,807
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,992,807
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    9.99%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 91347P105                     13G                          Page 3 of 8
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Pine Ridge Financial, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       0
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          1,373,493
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             0
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       1,373,493
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,373,493
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    6.89%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 91347P105                     13G                          Page 4 of 8
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Strong River Investments, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       0
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          1,215,141
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             0
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       1,215,141
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,215,141
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    6.10%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a). Name of Issuer.

      The name of the issuer is Universal Display Corporation(the "Issuer").

Item 1(b). Address of Issuer's Principal Executive Offices.

      The principal executive offices of the Issuer are located at 375 Phillips Boulevard, Ewing, New Jersey 08618.

Item 2(a). Names of Persons Filing.

     Cavallo Capital Corp. ("Cavallo");
     Pine Ridge Financial, Inc. ("Pine Ridge"); and
     Strong River Investments, Inc. ("Strong River").

Item 2(b). Address of Principal Business Office, or if None, Residence.

      The address for each of the Persons listed in Item 2(a) is as follows:

      Cavallo: 660 Madison Avenue, 18th Floor, New York, New York 10021;

      Pine Ridge: Gonzalez-Ruiz & Aleman (BVI) Limited, Wichhams Cay I, Vanterpool Plaza; and

      Strong River: Gonzalez-Ruiz & Aleman (BVI) Limited, Wichhams Cay I, Vanterpool Plaza

Item 2(c). Citizenship.

      Cavallo: New York;

      Pine Ridge: British Virgin Islands; and

      Strong River: British Virgin Islands.

Item 2(d). Title of Class of Securities.

      This statement relates to the Common Stock, par value $.01 per share (the "Stock") of the Issuer.

Item 2(e). CUSIP Number.

      The CUSIP number of the Stock is 91347P105.

Item 3. Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

      If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the persons filing are a:

      (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o);

      (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

      (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

      (e) |_| An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

      (f) |_| An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

      (g) |_| A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

      (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j) |_| Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to section 240.13d-2(b), check this box |X|.

Item 4. Ownership.

      Provide the following information regarding the aggregate number of percentages of securities of the Issuer identified in Item 1.

      Cavallo:

      (a)   Amount beneficially owned: 1,992,807 shares of Stock*

      (b) Percentage of class: 9.999% (based on 19,930,066 shares of Stock outstanding including shares issuable to Pine Ridge and Strong River upon (1) conversion of certain convertible notes and (2) exercise of certain warrants)

      (c)   Number of shares to which Cavallo has:

            (i)   Sole Power to vote or direct the vote: -0-

            (ii)  Shared power to vote or direct the vote: 1,992,807 shares of
                                                           Stock*

            (iii) Sole power to dispose of or direct the disposition of: -0-

            (iv)  Shared power to dispose of or direct the disposition of:
                                                      1,992,807 shares of Stock*

      Pine Ridge:

      (a)   Amount beneficially owned: 1,373,493 shares of Stock**

      (b) Percentage of class: 6.89% (based on 19,930,066 shares of Stock outstanding including shares issuable to Pine Ridge and Strong River upon (1) conversion of certain convertible notes and (2) exercise of certain warrants)

      (c)   Number of shares to which Pine Ridge has:

            (i)   Sole Power to vote or direct the vote: -0-

            (ii)  Shared power to vote or direct the vote: 1,373,493 shares of
                                                           Stock**

            (iii) Sole power to dispose of or direct the disposition of: -0-

            (iv)  Shared power to dispose of or direct the disposition of:
                                                     1,373,493 shares of Stock**

      Strong River:

      (a)   Amount beneficially owned: 1,215,141 shares of Stock***

      (b) Percentage of class: 6.10% (based on 19,930,066 shares of Stock outstanding including shares issuable to Pine Ridge and Strong River upon (1) conversion of certain convertible notes and (2) exercise of certain warrants)

      (c)   Number of shares to which Strong River has:

            (i)   Sole Power to vote or direct the vote: -0-

            (ii)  Shared power to vote or direct the vote: 1,215,141 shares of
                                                           Stock***

            (iii) Sole power to dispose of or direct the disposition of: -0-

            (iv)  Shared power to dispose of or direct the disposition of:
                                                    1,215,141 shares of Stock***

----------
* Does not include shares of Stock issuable to Pine Ridge and Strong River upon exercise of certain warrants issued to Pine Ridge and Strong River by the Issuer and upon the conversion of convertible promissory notes, which Pine Ridge and Strong River may have the right to acquire within sixty days. The holder of such securities is prohibited from using them to acquire shares of Stock to the extent that such acquisition would result in such holder, together with any affiliate thereof, beneficially owning in excess of 9.999% of the outstanding shares of Stock following such exercise.

** Does not include shares of Stock issuable to Pine Ridge upon exercise of certain warrants issued to Pine Ridge and upon the conversion of shares of convertible promissory notes, which Pine Ridge may have the right to acquire within sixty days. In all events, Pine Ridge is prohibited from using any Notes or any Warrants, to acquire shares of Stock to the extent that such acquisition would result in Pine Ridge, together with any affiliate thereof, beneficially owning in excess of 9.999% of the outstanding shares of Stock following such exercise.

*** Does not include shares of Stock issuable to Strong River upon exercise of certain warrants issued to Strong River and upon the conversion of shares of convertible promissory notes, which Strong River may have the right to acquire within sixty days. In all events, Strong River is prohibited from using any Notes or any Warrants, to acquire shares of Stock to the extent that such acquisition would result in Strong River, together with any affiliate thereof, beneficially owning in excess of 9.999% of the outstanding shares of Stock following such exercise.

Item 5. Ownership of Five Percent or Less of a Class.

      Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Pursuant to an investment management agreement between Pine Ridge and Cavallo, Cavallo has the power to sell or vote on behalf of Pine Ridge, some or all of the shares of Stock to which this report relates. As such, under Rule 13d-3(a), Cavallo may be deemed to be the beneficial owner of such shares. Pursuant to an investment management agreement between Strong River and Cavallo, Cavallo has the power to sell or vote on behalf of Strong River, some or all of the shares of Stock to which this report relates. As such, under Rule 13d-3(a), Cavallo may be deemed to be the beneficial owner of such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

      Not applicable.

Item 8. Identification and Classification of Members of the Group.

      No Change.

Item 9. Notice of Dissolution of Group.

      Not applicable.

Item 10. Certification.

      By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: As of February 14, 2002

                                Strong River Investments, Inc.

                                By:    Cavallo Capital Corp., Investment Manager

                                       By: /s/ Daniel Golan
                                       -----------------------------------------
                                Name:  Daniel Golan
                                Title: Chief Financial Officer


                                Pine Ridge Financial, Inc.

                                By:    Cavallo Capital Corp., Investment Manager

                                       By: /s/ Daniel Golan
                                       -----------------------------------------
                                Name:  Daniel Golan
                                Title: Chief Financial Officer


                                Cavallo Capital Corp.

                                By: /s/ Daniel Golan
                                ------------------------------------------------
                                Name:  Daniel Golan
                                Title: Chief Financial Officer